NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 07-06

INNEXUS BIOTECHNOLOGY ANNOUNCES

CHANGES TO THE BOARD OF DIRECTORS & GRANT OF OPTIONS

British Columbia, Canada – February 27, 2007  - Innexus Biotechnology Inc., a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking technology is pleased to announce that Mr. Glenn Williamson has joined the Board of Directors of the Company.

The Company has also, effective February 27, 2007, granted incentive stock options to purchase an aggregate of 582,000 common shares without par value in the capital of the Company to certain persons who are either a director, officer, employee or consultant of the Company.  These stock options will be exercisable for a period 3  years expiring on February 26, 2010 at a price of $0.82 per common share.

The Options will vest equally on a quarterly basis, over a period of 18 months, or will vest immediately in the event of a change of control of the Company or (at the discretion of the Board of Directors) takeover bid, subject to the approval of the TSX Venture Exchange.

About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking technology (DXL™) improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors,

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“Jeff Morhet”

Jeff Morhet

President & CEO

To contact us: Telephone:  480-862-7500 / investor@innexusbiotech.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788